BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, DC

MICHAEL T. RAVE
Attorney at Law

Mail To: P.O. Box 1945, Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: (973) 966 8123 F: (973) 966 1015
mrave@daypitney.com

May 25, 2010

VIA FACSIMILE AND EDGAR

Pamela Long – Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance—Mail Stop 4631

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Investment Partners, Inc.
Registration Statement on Form S-3
Filed April 8, 2010
File No. 333-165964

Dear Ms. Long:

On behalf of Virtus Investment Partners, Inc. (the “Company”), please accept this letter in response to your letter dated May 5, 2010 regarding the Registration Statement on Form S-3 of the Company filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2010 (the “Registration Statement”).

Each item of your letter is repeated below and the Company’s response thereto follows:

General

1.	We note that the indenture filed as Exhibit 4.10 references subsidiary guarantors. Please list each subsidiary guarantor as a co-registrant on the registration statement. If you contemplate issuing guarantees, please register such guarantees on the registration statement. Further, absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the guarantors to be included in the registration statement. Please revise or advise. If you are relying on an exception, please tell us the exception that you are relying upon.

We note the staff’s comment regarding the language in the indenture referencing a subsidiary guarantor. The references to the subsidiary guarantor were inadvertently included in the indenture and at this time the Company does not intend to include any

Pamela Long – Assistant Director

May 25, 2010

guarantees from any Company subsidiary or other third party. The indenture has been revised to delete any references to the subsidiary guarantor or any guarantees.

Calculation of Registration Fee Table

2.	Please separately register the preferred stock purchase rights and list them separately throughout the prospectus and legal opinion.

The Registration Statement, including the Prospectus, the Registration Fee Table and the legal opinion attached as Exhibit 5.1 has been revised to separately list the preferred stock purchase rights.

3.	We note your reference to anti-dilution adjustments in footnote five to the fee table. You may not rely upon Rule 416 to register an indeterminate number of shares in the case of the anti-dilution adjustments applicable to the Series B Convertible Preferred Stock. Please delete the reference to anti-dilution adjustments and, if necessary, revise the fee table to make a good faith estimate of the maximum number of shares that may be issued on conversion to determine the number of shares registered. In the event that the number of shares registered is less than the actual number issued, then you will need to file a new registration statement for the additional shares.

The Company respectfully submits that Rule 416 is available with regard to the conversion of the Series B Voting Convertible Preferred Stock as the conversion ratio is fixed, and not floating. Section 7(d) of the Company’s Certificate of Designations with respect to the Series B Voting Convertible Preferred Stock provides for a fixed conversion ratio, subject only to the anti-dilution provisions contained in Section 10 thereof. Accordingly, the Company respectfully requests that the staff reconsider its position that Rule 416 is not available in this instance.

Selling Stockholder, page 20

4.	Please revise to disclose the date on which and the manner in which the selling stockholder received the shares.

The disclosure has been revised to include additional details regarding the manner in which the selling stockholder acquired the Series B Voting Convertible Preferred Stock, including the dates on which such shares were acquired.

5.

Please tell us whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a broker-dealer, then the prospectus must identify the selling stockholder as an underwriter. If the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer, then revise the prospectus to

Pamela Long – Assistant Director

May 25, 2010

state that the selling stockholder purchased the shares in the ordinary course of business and, at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The disclosure has been revised to indicate that the selling stockholder is an affiliate of a broker-dealer, that the selling stockholder purchased the shares in the ordinary course of business, and that, at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

6.	To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

The disclosure has been revised to indicate that the Company will file a prospectus supplement to identify any successor selling stockholders who wish to sell securities under the prospectus.

7.	Please revise to include a signature of the principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, chief executive officer and principal executive officer, principal financial officer and chief financial officer, principal accounting officer and controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-3.

The signature page has been revised to indicate that Mr. Michael A. Angerthal is both the principal financial officer and principal accounting officer of the Company.

Exhibits

General

8.

Please file a statement of eligibility of trustee as Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. Please note that when debt securities registered under the Securities Act are eligible to be issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule 415(a)(l)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-l under the electronic form type “305B2” and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by

Pamela Long – Assistant Director

May 25, 2010

reference into the registration statement. Please refer to Interpretation 220.01 in the Trust Indenture Act of 1939 section of our “Compliance & Disclosure Interpretations” which is available on the Commission’s website at www.sec.gov.

The Company notes the staff’s comments and understands that prior to offering and selling any debt securities under the prospectus, it will file Form T-1 on electronic form type “305B2” and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference in the registration statement.

Exhibit 5.1

9.	Please refer to the second paragraph of the opinion and remove the assumptions in subparagraphs (f), (h), (i), and (k).

10.	Please remove the qualifications in common stock and preferred stock opinions in paragraphs 1, 2 and 3 of the opinion.

11.	Please remove the assumption in subparagraph (c) of paragraph 4 on page 3.

12.	Please remove the assumptions in paragraphs 5 and 6 on page 3.

13.	Please remove the qualification in subparagraph (c) of paragraph 7 on page 4.

14.	Please have counsel opine on the associated rights to purchase the Series C Junior Participating Preferred Stock.

The legal opinion has been revised as requested.

Undertakings, page 27

15.	Please delete paragraph (d) as it does not appear that you are relying upon Rule 430A.

Paragraph (d) has been deleted as requested.

*****

Consistent with the guidance provided by the staff of the Commission in the Letter of Comments, when the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the Commission acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Pamela Long – Assistant Director

May 25, 2010

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions.

Very truly yours,

Michael T. Rave

MTR/dqm

cc:	Kevin J. Carr
Ryan Murray
Warren J. Casey